13012337

Mail Processing Section

FEB 27 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3650 West Liberty Road
(No. and Street)

Ann Arbor (City) Michigan (State) 48103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew C. Hans (734) 994-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C.
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy., Suite 800, Southfield, Michigan 48034-5538
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/2/13

OATH OR AFFIRMATION

I, Andrew Christian Hans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL ANN JOHNSON
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WASHTENAW
My Commission Expires August 16, 2017

Signature

President

Title

Notary Public 2/26/13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

AND

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2012

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FOR THE YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Northbridge Financial Services (the Company) f/k/a Hans, Christian, Anderson, Inc., (an S Corporation) as of December 31, 2012, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

MRPR Graeff, P.C.

Southfield, Michigan
February 25, 2013

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents - Note 1	$ 9,036
Marketable securities - Notes 1 and 2	5,960
Total assets	$ 14,996

LIABILITY AND SHAREHOLDER'S EQUITY

Liability - Accrued compensation	$ 2,000
Shareholder's equity:	
Common stock, $1 stated value; authorized, 50,000 shares; issued and outstanding, 100 shares	100
Additional paid-in capital	26,005
Retained earnings (deficit)	(13,109)
Total shareholder's equity	12,996
Total liability and shareholder's equity	$ 14,996

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Fees for administrative services - Note 4	$ 6,562
Dividend income	57
Total revenues	6,619
EXPENSES:	
Accounting and auditing fees	5,699
Registration and membership	1,004
Total expenses	6,703
OPERATING LOSS	(84)
OTHER INCOME:	
Unrealized gain - marketable securities - Note 2	147
NET INCOME	$ 63

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
BALANCE (DEFICIT), AT BEGINNING OF YEAR	100	$ 100	$ 26,005	$ (13,172)	$ 12,933
NET INCOME	—	—	—	63	63
BALANCE (DEFICIT), AT END OF YEAR	100	$ 100	$ 26,005	$ (13,109)	$ 12,996

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 63
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain - marketable securities	(147)
Change in sweep deposit account	(114)
NET CASH USED IN OPERATING ACTIVITIES AND DECREASE IN CASH	(198)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,234
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,036

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization - Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers and monitored by Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or holds customers securities.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition - During 2012, revenues consisted generally of fees for account supervision, investment advisory and administrative services recorded as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

SIPC assessment accountants' report - Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

Income taxes - The Company and its shareholder has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. At December 31, 2012, cash consists of cash in bank accounts.

Marketable securities and fair value measurements - Marketable securities are considered as trading securities and are carried at market value.

NOTE 1 - Summary of Significant Accounting Policies - (Continued)

The Company has established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Inputs are unobservable and significant to the fair value measurement, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

At December 31, 2012, the Company's marketable securities have all been determined as Level 1.

Events occurring after reporting date - The Company has evaluated events and transactions that occurred between December 31, 2012 and February 25, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - Marketable Securities

At December 31, 2012, marketable securities consist of the following:

	Number of Shares	Original Cost	Beginning of Year	Unrealized Gain (Loss)	Dividend Income	End of Year
Compuware Corp.	200	$ 2,425	$ 1,664	$ 510	$	$ 2,174
Intel Corp.	100	2,696	2,425	(363)		2,062
Sweep deposit account	N/A	1,564	1,667		57	1,724
Total			$ 5,756	$ 147	$ 57	$ 5,960

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2012, the Company has permission to include cash and equities held at E*Trade Securities with a market value of $5,109 (net of haircut) as available for net capital purposes.

At December 31, 2012, the Company had net capital of $12,326 which was $7,326 in excess of the required capital of $5,000.

There are no differences between the Computation of Net Capital as reported in the December 31, 2012 Focus Report and the amount reported in the audited financial statements.

NOTE 4 - Revenues

The Company has received fees of $6,562 for services rendered to a related Company. The stockholder/owner of Northbridge also owns the related Company. The fees relate to reimbursements of some of Northbridge's expenses.

NOTE 5 - Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 25, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

DECEMBER 31, 2012

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

I SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2012

NET CAPITAL:	
Shareholders' equity	$ 12,996
DEDUCT:	
Haircut on securities	670
NET CAPITAL	12,326
MINIMUM REQUIRED NET CAPITAL	5,000
EXCESS NET CAPITAL	$ 7,326

There are no differences between the above computation of Net Capital reported on the Company's December 31, 2012 Part IIA Focus Report and the amount reported in the audited financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

II SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AS OF DECEMBER 31, 2012

NET CAPITAL	$ 12,326
LIABILITIES	$ 2,000
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.1623 %

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

DECEMBER 31, 2012

III SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3

Northbridge Financial Services is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(ii), as a broker/dealer, "who as an introducing broker/dealer, clears all transactions with and from customers on a fully disclosed basis with clearing broker/dealer...".

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2012

PURSUANT TO RULE 17a-5(g) OF THE SECURITIES AND EXCHANGE COMMISSION

MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

In planning and performing our audit of the financial statements of Northbridge Financial Services (the Company) f/k/a Hans, Christian, Anderson, Inc., as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employee, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP Group, P.C.

Southfield, Michigan
February 25, 2013